2200 East Pratt Boulevard • Elk Grove Village, Illinois 60007-5995 • U.S.A.

February 14, 2011

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:	Material Sciences Corporation

Form 10-K for the Fiscal Year Ended February 28, 2010

Filed May 14, 2010

File No. 1-08803

Dear Mr. O’Brien:

We enclose for your review Material Sciences Corporation’s (the “Company”) responses to comments 1 through 13 contained in the Staff’s letter to the Company dated February 2, 2011 (the “Letter”). For convenience of reference, the Staff’s comments precede each response.

Form 10-K for the Fiscal Year Ended February 28, 2010

Management’s Discussion and Analysis, page 18

1.	While the discussion of results of operations in your Forms 10-K and 10-Q discusses intermediate effects of certain trends and events on your operations, the analysis generally does not discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example, we noted the following in the analysis beginning on page 20 of the Form 10-K:

•

You attribute the substantial decreases in net sales to softness in the auto industry and other markets. Please provide additional analysis including discussion of the components of the decrease and the underlying reasons. For example, quantified disclosure and analysis of the number of units sold of various products, as well as quantified discussion of prices may provide greater insight into the underlying reasons for the changes.

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

•	In the discussion of gross profit, provide more detail in how the sales mix shifted, how it impacted gross profit and the underlying reasons. Quantify the volume decreases.

•

This is the first mention of scrap sales in the filing. Please provide a discussion of scrap sales, explain the relationship to revenue and cost of goods sold, the reason for decline, and how the decline has impacted gross profit.

•	Explain the underlying reasons for reductions in overhead and how it impacts gross profit.

•	This is the only mention of “non-conformance” in the filing. Please provide a discussion and explain how it impacted gross profit.

•	Explain the nature of manufacturing performance improvements.

•	Discuss the underlying cause of derivative income during the periods and the reasons for the increase in fiscal year 2010.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. In future filings, please expand the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response:

In future filings, the Company will expand the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes.

Management’s Report on Internal Control over Financial Reporting, page 56

2.	We note that management has qualified its conclusion as to the effectiveness of your internal control over financial reporting in terms of management’s belief. Specifically, your disclosure provides that “management believes that, as of February 28, 2010, the Company’s internal control over financial reporting was effective.” Please confirm for us, if true, that management concluded that your internal control over financial reporting was effective as of February 28, 2010 and, in future filings, please refrain from qualifying management’s conclusion.

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

Response:

The Company confirms that management concluded that its internal control over financial reporting was effective as of February 28, 2010 and, in future filings, the Company will refrain from qualifying management’s conclusion.

Exhibits and Financial Statement Schedules, page 59

3.	We note that you do not appear to have filed the schedules to your credit agreement with JP Morgan Chase dated May 12, 2008 (Exhibit 4(d) to your annual report). Please file the entire agreement, including all of its schedules and exhibits, with your next periodic report or a current report.

Response:

The Company will file its credit agreement with JPMorgan Chase dated May 12, 2008, including all of its schedules and exhibits, with its next periodic report.

Exhibits 31.1 and 31.2

4.	We note that in paragraph 4 you have deleted the “(s)” following “certifying officer(s).” In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response:

In future filings, the Company will file its certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Quarterly Report on Form 10-Q for the Quarterly Period Ended August 31, 2010

Management’s Discussion and Analysis…., page 17

5.	We note that you have sold assets on a number of occasions during the past several years. We further note that you have increased your cash and cash equivalents balance as a result of these sales. At August 31, 2010, your balance of cash and cash equivalents was approximately $34.8 million. By comparison, at February 28, 2010, the same balance was approximately $12.9 million and at February 28, 2009, it was approximately $10.7 million. This pattern suggests a trend. In future filings, please provide a materially complete discussion and analysis of this and any other known trends that could impact your liquidity, capital resources and results of operations. For example, you may wish to address management’s plans for the cash it has accumulated. Please refer to Item 303 of Regulation S-K.

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

Response:

In future filings, the Company will expand its discussion concerning its cash balance and will provide a materially complete discussion and analysis of any material trends that could impact its liquidity, capital resources and results of operations.

Liquidity and Capital Resources, page 21

6.	In future filings, please provide a description of the material terms and conditions of your credit facility, including, but not limited to, any provisions that could restrict your freedom of action, such as negative covenants restricting your ability to incur debt or sell assets or securities. In addition, to the extent material, please address the status of your compliance with financial and other covenants in your credit facility. In doing so, you may wish to provide both quantitative and qualitative disclosure.

Response:

In future filings, the Company will include a description of the material terms and conditions of its credit facility, including, but not limited to, any provisions that could restrict its freedom of action. In addition, to the extent material, the Company will address the status of its compliance with financial and other covenants in the credit facility.

Controls and Procedures, page 23

7.	We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by your quarterly report. However, you state that your “disclosure controls and internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.” In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

Response:

In future filings, the Company will revise its disclosure to clarify, if true, that its officers concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

Exhibits 31.1 and 31.2

8.	We note that in paragraph 4 you have deleted the “(s)” following “certifying officer(s)” and have deleted the parenthetical “(the registrant’s fourth fiscal quarter in the case of an annual report).” In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response:

In future filings, the Company will file its certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K

Definitive Proxy Statement Filed on May 28, 2010

Election of Directors, page 7

9.	In future filings, please disclose the information required by Item 401(e) of Regulation S-K about the specific experience, qualifications, attributes and skills that led to the board’s conclusion that each nominee, including incumbent directors, should serve or continue to serve on the board. Please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response:

In future filings, the Company will disclose the information required by Item 401(e) of Regulation S-K about the specific experience, qualifications, attributes and skills that led to the board’s conclusion that each nominee, including incumbent directors, should serve or continue to serve on the Company’s board.

The Company intends to add language, similar to the underlined language below, as a new paragraph following the paragraph containing background information on each of its directors.

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

Mr. John P. Reilly Age 67	Director since 2004

Mr. Reilly has served as our Non-Executive Chairman of the Board since June 2008. Mr. Reilly is the retired Chairman, President and CEO of Scott Technologies, Inc. He has more than thirty years of experience in the automotive industry, where he has served as senior officer with a number of automotive suppliers, including Stant Corporation and Tenneco Automotive. He has also held leadership positions at the former Chrysler Corporation and Navistar International and has served as President of Brunswick Corporation and Chairman, CEO and President of Figgie International. Mr. Reilly serves on the Board of Directors of Exide Technologies, where he is Non-Executive Chairman of the Board, The Timken Company, and Marshfield Door Systems, Inc.

The Board of Directors believes Mr. Reilly’s executive experience as a senior officer with a number of automotive suppliers, and his leadership positions at several other major corporations, provide him with substantial management, corporate governance, risk management and strategic planning expertise and qualify him to continue to serve on the Company’s Board of Directors.

Mr. Clifford D. Nastas Age 48	Director since 2005

Mr. Nastas has served as our Chief Executive Officer and as a member of the Board since December 1, 2005. Mr. Nastas served as our President and Chief Operating Officer from June 2005 to December 2005, and as our Executive Vice President and Chief Operating Officer from October 2004 through June 2005. Prior to that time, he held numerous executive positions with MSC including: Vice President and General Manager of the Engineered Materials and Solutions Group from May 2004 to October 2004; Vice President of Sales and Marketing of the Engineered Materials and Solutions Group from July 2003 to May 2004; and Vice President of Marketing of MSC Laminates and Composites Inc. from January 2001 to July 2003. Mr. Nastas served as the Global Automotive Business Director for Honeywell International Inc., a technology and manufacturing provider of aerospace products, control technologies, automotive products, specialty chemicals and advanced materials, from 1995 until he joined the Company in January 2001. Mr. Nastas served as a member of the Board of Directors of Quixote Corporation until the company was sold in March 2010.

The Board of Directors believes Mr. Nastas brings critical perspective to our Board of Directors through his service as Chief Executive Officer of the Company for over five years. As our Chief Executive Officer, Mr. Nastas possesses a unique insight and understanding of our operations and business strategy. Further, the Board of Directors believes Mr. Nastas’ extensive background in material-based solutions and automotive products qualifies him to continue to serve on the Company’s Board of Directors.

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

Director Compensation for Fiscal Year 2010, page 14

10.	We note that you have reported the value of the phantom stock awards by reporting the amount of the award recognized during fiscal year 2010 for financial reporting purposes. In future filings, please report the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. See Item 402(r) of Regulation S-K.

Response:

In future filings, the Company will report the aggregate grant date fair value of the phantom stock awards computed in accordance with FASB ASC Topic 718.

Below is draft disclosure showing how the Company expects to present this information in future filings:

How are directors compensated?

The following table sets forth the cash and equity compensation earned or paid to each of our non-employee directors in fiscal year             .

Director Compensation for Fiscal Year

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards (2) ($)	Total ($)

Terry L. Bernander

Frank L. Hohmann III

Samuel Licavoli

Patrick J. McDonnell

John P. Reilly

Dominick J. Schiano

(1)	The number of shares underlying unexercised stock options held by each director as of February 28, , is as follows: Mr. Gray ( ); Mr. Hohmann ( ); and Mr. Mitsch ( ).
(2)	Reflects the aggregate grant date fair value for stock awards granted in fiscal year calculated in accordance with FASB ASC Topic 718. The assumptions used in determining the compensation cost are set forth in Note , “Equity and Compensation Plans,” to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended February 28, . For a description of the terms of these phantom stock units, please see the description below of the 2006 Long-Term Incentive Plan for Non-Employee Directors. The total number of phantom stock units held by each director as of February 28, , is as follows: Mr. Bernander ( ), Mr. Hohmann ( ), Mr. Licavoli ( ), Mr. McDonnell ( ), Mr. Reilly ( ) and Mr. Schiano ( ). Outstanding phantom stock units are revalued at the current market price each quarterly period. Messrs. Bernander, Hohmann, Licavoli, McDonnell, Reilly, and Mr. Schiano were each granted phantom stock units in fiscal .

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

Do we have Corporate Governance Guidelines?, page 15

11.	In future filings, please disclose the specific requirements of your stock ownership program for your directors and officers as well as the status of their compliance with the requirements.

Response:

The Company is a “smaller reporting company” and as such, pursuant to Item 402(l) of Regulation S-K, has chosen not to include a Compensation Discussion and Analysis nor to include the specific requirements of its stock ownership program for its directors and officers or the status of their compliance with the requirements.

Executive Compensation Tables, page 20

12.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company is a smaller reporting company and as such, pursuant to Item 402(l) of Regulation S-K, is exempt from the disclosure requirements of Item 402(s) of Regulation S-K.

Summary Compensation Table for the Year Ended February 28, 2010, page 20

13.	We note that you have reported the value of the option awards by reporting the amount of the award recognized during fiscal year 2010 for financial reporting purposes. In future filings, please report the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. See Item 402(n) of Regulation S-K.

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

Response:

In future filings, the Company will report the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718.

Below is draft disclosure showing how the Company expects to present this information in future filings.

The following tables disclose compensation earned during the year ended February 28,             , for services in all capacities to us, by (a) our Chief Executive Officer and (b) our two most highly compensated executive officers, other than the Chief Executive Officer, employed by us as of February 28,              2010:

Summary Compensation Table for the Year Ended February 28,

Name and Principal Position	Year	Salary ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation (3) ($)	Total (4) ($)

Clifford D. Nastas
Chief Executive Officer

Michael R. Wilson
Vice President, Operations

Matthew M. Murphy
Vice President, General Manager of Asia

(1)	Reflects the aggregate grant date fair value for stock option awards granted in fiscal year calculated in accordance with FASB ASC Topic 718.
(2)	Represents the value of the annual management incentive cash awards earned by each named executive officer for service performed in the indicated fiscal years.
(3)	The fiscal amounts shown in this column (a) for Mr. include $ for .
(4)	Represents the sum of the amounts in all of the columns of the Summary Compensation Table for each named executive officer.

*    *    *    *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

Securities and Exchange Commission

February 14, 2011

We believe the responses above fully address the comments contained in the Letter. Please call me at (847) 718-8305 if you have any questions regarding the above responses. In addition, please direct any future facsimile transmissions concerning the Letter to the following facsimile number: (847) 439-0737.

Very truly yours,

/s/ James D. Pawlak
James D. Pawlak Vice President, Chief Financial Officer, Corporate Controller and Corporate Secretary

cc:	Clifford D. Nastas, Chief Executive Officer